OVER-ALLOTMENT TERM SHEET	FILE NO. 333-157459
Dated December 24, 2009	FILED PURSUANT TO RULE 433

Company:	Citigroup Inc.

Title of Securities:	Common stock, $0.01 par value, of the Company

Shares Offered (over-allotment):	184,943,338, issued upon exercise of the underwriters’ over-allotment option.

Public Offering Price (over-allotment):	$3.15 per share / approximately $582.6 million total

Company Stock Ticker:	New York Stock Exchange “C”

Trade Date (over-allotment):	December 24, 2009

Settlement Date:	December 29, 2009

Underwriting Discounts and Commissions (over-allotment):	$0.07875 per share / approximately $14.6 million total

Estimated Net Proceeds to the Company from the Common Stock Offering (over-allotment):	The net proceeds from the sale of common stock in the Common Stock Offering will be approximately $568 million, after deducting the underwriters’ discount payable by the Company but before the Company’s offering expenses

Concessions:	The Company has been advised by the representative that the underwriters propose to offer part of the Common Stock directly to the public at the Public Offering Price set forth above and part to certain dealers at the Public Offering Price less a selling concession not to exceed $0.04725 per share of Common Stock

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Co-Manager:	Morgan Stanley & Co. Incorporated

CUSIP/ISIN	172967 101 / US1729671016
Citigroup Inc. has filed a registration statement (including a prospectus supplement dated December 16, 2009 and a base prospectus dated February 20, 2009) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectuses to which this communication relates and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.